UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2025

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Warrant Inducement Agreement

As previously disclosed, on December 5, 2024, CN Energy Group. Inc., a British Virgin Islands company (the “Company”), entered into Warrant Inducement Agreements (the “Warrant Inducement Agreement”) with certain holders (the “Holders”, and each, a “Holder”) of the Company's existing ordinary share purchase warrants issued in January 2023 (the “Existing Warrants”), covering up to an aggregate of 6,576,278 class A ordinary shares of the Company, no par value (the “Ordinary Shares”), pursuant to which (i) the exercise price of the Existing Warrants will be reduced from $1.4529 per share to $0.32 per share (the “Reduced Exercise Price”) to the extent exercised by each Holder, and (ii) in exchange for each Holder’s cash payment of the Reduced Exercise Price of the Existing Warrants in part or whole, the Company will issue new unregistered ordinary share purchase warrants (the “New Warrants”), to incentivize the Holders to exercise the Existing Warrants in cash. The Holders had until January 5, 2025 (the “Termination Date”) to exercise such Existing Warrants at the Reduced Exercise Price and receive New Warrants. The Company also agreed to file a registration statement covering the resale of the Ordinary Shares issued or issuable upon the exercise of the New Warrants (the “Warrant Shares”). The New Warrants and Warrant Shares were offered in reliance upon the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

The Company engaged Aegis Capital Corp. (the “Placement Agent”) to act as its exclusive placement agent in connection with the transactions summarized above and has agreed to pay the Placement Agent a cash fee equal to 6.0% of the aggregate gross proceeds received from the Holders’ exercise of its Existing Warrants. The Company also agreed to reimburse the Placement Agent for its expenses in connection with the exercise of the Existing Warrants and the issuance of the New Warrants of $45,000 for fees and expenses of the Placement Agent’s counsel.

On January 7, 2025, the Company and the Holders entered into the extension letter (the “Extension Letter”) to extend the Termination Date for the Holders to exercise such Existing Warrants and receive New Warrants from January 5, 2025, to February 7, 2025. Additionally, pursuant to the Extension Letter, the Company agreed to file a registration statement covering the resale of the Warrant Shares no later than February 21, 2025. The foregoing description of Extension Letter is a summary of the material terms of such letter agreement, do not purport to be complete and are qualified in their entirety by reference to the Extension Letter, which is attached hereto as Exhibit 10.1.

The New Warrants will permit the Holders to purchase up to a number of Ordinary Shares equal to 100% of the number of shares issued upon cash exercise of the Existing Warrants, with an exercise price of $0.32 per share, exercisable immediately upon issuance, and expiring on February 7, 2028.

This current report on Form 6-K of the Company is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-264579), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished

EXHIBITS

Exhibit No.	Description

10.1	Form of Extension Letter Agreement

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: January 8, 2025	By:	/s/ Xinyang Wang
	Name:	Xinyang Wang
	Title:	Chairperson of the Board

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